XENETIC BIOSCIENCES, INC.

40 Speen Street, Suite 102

Framingham, Massachusetts 01701

(781) 778-7720

May 21, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Xenetic Biosciences, Inc.

Registration Statement on Form S-4

File No. 333-230637

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Xenetic Biosciences, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on Wednesday, May 22, 2019, or as soon thereafter as is practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Michael Francis at Akerman LLP at (305) 982-5581 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Jeffrey F. Eisenberg

Jeffrey F. Eisenberg

Chief Executive Officer